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                                                                Exhibit 99(c)

                        Entergy Louisiana, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
 Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              12 months
                                                              1994      1995      1996      1997      1998     June 99
Fixed charges, as defined:
Total Interest                                               $136,444  $136,901  $132,412  $128,900  $122,890  $118,219
  Interest applicable to rentals                                8,332     9,332    10,601     9,203     9,564     8,877
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               144,776   146,233   143,013   138,103   132,454   127,096

Preferred dividends, as defined (a)                            29,171    32,847    28,234    22,103    20,925    18,075
                                                             ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $173,947  $179,080  $171,247  $160,206  $153,379  $145,171
                                                             ==========================================================
Earnings as defined:

  Net Income                                                 $213,839  $201,537  $190,762  $141,757  $179,487  $230,882
  Add:
    Provision for income taxes:
Total Taxes                                                    63,288   117,114   118,559    98,965   109,104   139,385
    Fixed charges as above                                    144,776   146,233   143,013   138,103   132,454   127,096
                                                             ----------------------------------------------------------
Total earnings, as defined                                   $421,903  $464,884  $452,334  $378,825  $421,045  $497,363
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.91      3.18      3.16      2.74      3.18      3.91
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.43      2.60      2.64      2.36      2.75      3.43
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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